June 23, 2003

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       Calvert Variable Series, Inc.

File numbers 2-80154 and 811-3591

Ladies and Gentlemen:

I am writing to request the withdrawal of a Form N-14A filing for Calvert Variable Series, Inc. (Accession Number 0000708950-03-000009), that was filed with your office on Friday, June 20, 2003, as it was filed under the wrong file type.

Another filing under the correct file type will be filed today.

If you have questions or require further information, please contact me at 301-951-4858.

Very truly yours,

Ivy Wafford Duke

Associate General Counsel

cc:        Joyce Pichelz